Exhibit 99.2

STANDARD LITHIUM ANNOUNCES US$50 MILLION AT-THE-MARKET EQUITY OFFERING PROGRAM

VANCOUVER, BC, November 17, 2023 – Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE American: SLI), a leading near-commercial lithium company, today announced the establishment of an “at-the-market” equity program (the “ATM Program”) that allows the Company to issue and sell, from time to time through agents, up to US$50,000,000 (or the Canadian dollar equivalent) of its common shares (the “Offered Shares”) from treasury to the public, at the Company’s discretion (the “Offering”).

Sales of Offered Shares, if any, under the ATM Program are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions and an “at the market offering” within the meaning of the U.S. Securities Act of 1933, as amended, including sales made directly on the TSX Venture Exchange (the “TSXV”), the NYSE American LLC (the “NYSE American”), or any other trading market for the Offered Shares in Canada or the United States, at the prevailing market price at the time of sale. The volume and timing of sales under the ATM Program, if any, will be determined in the Company's sole discretion, and at the market price prevailing at the time of each sale, and, as a result, sale prices may vary.

Distributions of the Offered Shares through the ATM Program, if any, will be made pursuant to the terms of an “at-the-market” sales agreement (the “Sales Agreement”) between the Company and Citigroup and Canaccord Genuity (together, the “Agents”). The ATM Program will be effective until the issuance and sale of all of the Offered Shares issuable pursuant to the ATM Program, unless terminated prior to such date by the Company or the Agents in accordance with the terms of the Sales Agreement.

The Company expects to use the net proceeds of the Offering for advancement of the South West Arkansas Project, the Lanxess Property Project, the demonstration plant, the expansion in East Texas, for working capital and for general corporate purposes.

Listing of the Offered Shares sold pursuant to the ATM Program on the TSX Venture Exchange and/or the NYSE American will be subject to fulfilling all applicable listing requirements.

The sale of Offered Shares through the ATM Program is being made pursuant to a prospectus supplement dated November 17, 2023 (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated July 26, 2023 (the “Base Prospectus”) filed with the securities commissions in each of the provinces and territories of Canada, and in the United States pursuant to a prospectus supplement dated November 17, 2023 (the “U.S. Prospectus Supplement”) to the Company’s short form base shelf prospectus contained in the Company’s effective registration statement on Form F-10 (File No. 333-273462) (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S./Canada Multijurisdictional Disclosure System. The Prospectus Supplement, the Base Prospectus, the U.S. Prospectus Supplement and the Registration Statement contain important detailed information about the Company and the ATM Program. Prospective investors should read the Prospectus Supplement, the Base Prospectus, the Registration Statement, the U.S. Prospectus Supplement and the other documents the Company has filed for more complete information about the Company and the ATM Program before making an investment decision. Copies of the Prospectus Supplement and the Base Prospectus are available on SEDAR+ at www.sedarplus.ca and copies of the U.S. Prospectus Supplement and the Registration Statement are available on EDGAR at www.sec.gov.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the Offered Shares, nor shall there be any sale of these securities in any province, state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of lithium-brine bearing properties in the United States. The Company prioritizes brine projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. The Company aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully-integrated direct lithium extraction and purification process. The Company’s signature projects, the Phase 1A Project and the South West Arkansas Project, are located on the Smackover Formation in southern Arkansas near the Louisiana state line, a region with a long-standing and established brine processing industry. The Company has also identified a number of highly prospective lithium brine project areas in the Smackover Formation in East Texas and began an extensive brine leasing program in the key project areas. In addition, the Company has an interest in certain mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium trades on both the TSXV and the NYSE American under the symbol “SLI”.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Investor and Media Inquiries

Allysa Howell

Vice President, Corporate Communications

+1 720 484 1147

a.howell@standardlithium.com

This news release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. The forward-looking statements contained herein may include, but is not limited to, information concerning the expected sale of Offered Shares under the ATM Program, the price, volume and timing of the sale and distribution of Offered Shares under the ATM Program, the anticipated use of proceeds of any offering under the ATM Program and statements regarding the anticipated benefits and impacts of the ATM Program. Forward-looking statements are based on Standard Lithium’s current beliefs and assumptions as to the outcome and timing of future events, including, but not limited to, that the Company makes sales of Offered Shares under the ATM Program, that the proceeds of any offering conducted under the ATM Program will be deployed as anticipated and the anticipated benefits and impacts of the ATM Program being realized. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, among other things: the ability of the Company to successfully close a financing, including the ATM Program, the price, volume and timing of sale of Offered Shares under the ATM Program not being determinable at this time, the anticipated use of proceeds from any offering made under the Company’s Base Prospectus and any offerings to be conducted thereunder including the ATM Program, the benefits and impacts of the ATM Program not being as anticipated, the risks and uncertainties relating to exploration and development, the ability of the Company to obtain additional financing, the need to comply with environmental and governmental regulations in Canada and the United States, fluctuations in the prices of commodities, operating hazards and risks, competition and other risks and uncertainties and other such factors as are set forth in the Base Prospectus and the Prospectus Supplement, as well as the management discussion and analysis and other disclosures of risk factors for Standard, filed on SEDAR+ at www.sedarplus.ca. and on EDGAR at www.sec.gov. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.